Mail Stop 4561

May 2, 2008

Nathaniel J. Lipman
President and Chief Executive Officer
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850

>   **Re: Affinion Group, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 333-133895**

Dear Mr. Lipman:

We have reviewed your response letter dated April 14, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 3, 2008.

1.   We note your response to prior comment 2 and the expanded disclosure you intend to include in future filings. We believe that line items on your income statement that represent cost of sales should be clearly identified as such. See Article 5-03(b)(2) of Regulation S-X. Your response indicates that "substantially all" costs, other than general and administrative costs, are costs incurred in providing your services and are therefore costs of revenue. We believe that all of these costs, including operating costs and amortization and depreciation related to cost of revenue, should be identified as such. Consider including a separate section for all cost of revenue expenses along with a subtotal or alternatively, identify each line item as a cost of revenue, for example, "cost of revenue – marketing and commissions."

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief